LADISH CO., INC.

April 13, 2005

Filed via EDGAR

United States Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0510

Attention:	Mr. John Cash Accounting Branch Chief

Re:	Ladish Co., Inc. Form 10-K for the year ended December 31, 2004 Form 10-K/A for the year ended December 31, 2004 File No. 000-23539

Dear Mr. Cash:

This letter is in response to your April 8, 2005 correspondence wherein you raised three issues with respect to the Form 10-K and Form 10-K/A filed by Ladish Co., Inc. (“Ladish”) for the year ended December 31, 2004. The following supplemental information is intended to address the questions raised in the like, designated sections of your letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Management’s Discussion and Analysis

Critical Accounting Policies – Pensions, page 15

1.	The principal factor utilized by Ladish when selecting a long-term rate of return on pension plan assets for its defined benefit pension plans is the actual long-term return Ladish has experienced on its pension plan assets. Ladish then typically selects a rate of return which is somewhat less that its actual experience. Given the long term nature of both the liability and the investment philosophy for the pension plan assets, Ladish has chosen to target the ten (10) year actual rate of return and use an assumed rate somewhat less than the actual return. As of December 31, 2004, Ladish had experienced a 10.58% annual rate of return on pension plan assets over the preceding ten (10) year period. Thus, the 9.25% assumed rate of return for pension plan assets for actuarial purposes is consistent with Ladish’s long standing approach to this issue.

United States Securities & Exchange Commission
April 13, 2005

Financial Statements

Note 10 – Commitments and Contingencies, page F-18

2.	In addition to the supplemental information provided below on the asbestos litigation, Ladish will begin including a quarterly update in the notes to the consolidated financial statements beginning with the Form 10-Q for the first quarter of 2005 and will include in future annual financial statements this disclosure regarding asbestos litigation in the notes to the consolidated financial statements.

With respect to the cases which have been dismissed, all but one case were dismissed on jurisdictional or procedural grounds without any payments to the plaintiffs. The one case which was settled for an immaterial sum was funded entirely by Ladish’s liability insurance carriers. The settlement is subject to a confidentiality agreement.

Ladish has not accrued any amount for the remaining asbestos cases because (i) Ladish never manufactured or processed asbestos and its only exposure to asbestos involves products purchased from third parties; (ii) Ladish’s liability insurance carriers have assumed the defense of the asbestos litigation; and (iii) following recent decisions of the Mississippi Supreme Court, the number of plaintiffs in the remaining cases continues to decline at an accelerated pace. Ladish does not believe the remaining asbestos cases will have a material impact on its financial statements.

FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2005

General

3.	An Amendment No. 2 to Form 10-K/A will be filed as soon as directors' signatures can be collected. This Amendment will include Item 15, Exhibits and Financial Statement Schedules in its entirety as well as Section 302 certifications.

We trust you will find the foregoing answers responsive to the issues raised in your letter. Should you have any questions do not hesitate to contact me at (414) 747-2935.

Ladish understands it is responsible for the adequacy and accuracy of the information disclosed in filings, Ladish understands staff comments and changes made in response thereto do not foreclose the Commission from taking any action and Ladish will not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission.

Sincerely,

/s/ Wayne E. Larsen